UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended Dec. 31, 2020 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuclear Management Company, LLC
NMC Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Nuclear Management Company, LLC
NMC Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Nuclear Management Company, LLC NMC Savings and Retirement Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the Table of Contents as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 29, 2021

We have served as the auditor of the Plan since 2002.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2020	Dec. 31, 2019
Assets:
Investments at fair value (participant-directed):
General investments (Note 6)	$185,783,692	$173,456,468
Value of interest in Master Trust (Note 4 and 6)	5,951,520	4,907,114
Total value of investments	191,735,212	178,363,582

Receivables:
Xcel Energy contributions (Note 3)	1,134,725	1,070,923
Participant contributions (Note 3)	48,619	—
Notes receivable from participants (Note 7)	830,185	1,026,842
Total receivables	2,013,529	2,097,765

Net assets available for benefits	$193,748,741	$180,461,347

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31
2020
Contributions:
Xcel Energy	$2,019,072
Employee	2,808,565
Rollover	758,448
Total contributions	5,586,085

Investment income:
Plan interest in income from Master Trust (Note 4)	316,053
Interest and dividend income	1,801,103
Net appreciation in fair value of:
Interest in registered investment companies, self-directed brokerage accounts and collective trusts	19,312,689
Total investment income	21,429,845

Interest on notes receivable from participants	50,074

Benefits paid to participants	(13,702,202)
Administrative expenses (Note 1)	(76,408)

Net increase in net assets available for benefits	13,287,394

Net assets available for benefits at beginning of year	180,461,347
Net assets available for benefits at end of year	$193,748,741

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DEC. 31, 2020 AND 2019 AND FOR THE YEAR ENDED DEC. 31, 2020

1.    DESCRIPTION OF PLAN

The following includes a brief description of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the Plan). Participants should refer to the Plan document or Summary Plan Description for more complete information.

General — The Plan is a defined contribution benefit plan which provides eligible employees of Plan sponsor, Xcel Energy Inc., and its participating subsidiaries (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Xcel Energy contributes the employer matching contribution in cash. The participant deferrals and matching contributions are invested into one or more investment funds as elected by the participants.

Nuclear Management Company, LLC (NMC) was initially formed by Xcel Energy Inc., Wisconsin Energy Corporation, and Wisconsin Public Service Corporation, with Alliant Energy Corporation becoming an equal partner in November 1999 and Consumers Energy Company becoming an equal partner in January 2001. NMC was formed to improve operational performance and sustain safety and reliability levels at its members’ six nuclear plant sites. All partners noted above, with the exception of Xcel Energy Inc., withdrew during 2005 through 2007 and are referred to as "former asset owners." NMC was then merged into a wholly owned subsidiary of Xcel Energy Inc. in 2007.

The Plan is subdivided into two main sections: the Savings component of the plan, which includes the employer matching contribution, employee pre-tax, Roth 401(k) after-tax and pre-tax catch-up contributions; and the Retirement component of the plan which includes the NMC Retirement Contribution and the NMC Money Purchase Pension Plan Transfer Account.

Administrative Changes due to CARES Act – In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted. Xcel Energy adopted and implemented certain provisions of the CARES Act, resulting in the following for participants impacted by the Coronavirus:
•Defer current active loan payments for the 2020 plan year.
•Suspend 2020 required minimum distributions (RMD) altogether or for RMD distributions made prior to the enactment of the CARES Act, roll them over to another eligible retirement plan within the prescribed timeframe according to Internal Revenue Service (IRS) notice 2020-23.

Plan and Trust Management — The Plan administrator is Xcel Energy and has authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted by Xcel Energy. The Plan's assets invested in Xcel Energy Inc. common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current market value of each type of asset. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2020, the Plan did not receive or transfer participant assets.

Eligibility — All full-time and part-time employees who are part of a bargaining unit and whose collective bargaining agreement allows for participation in this Plan will be eligible for participation in the Plan as soon as administratively feasible after their date of hire.

Former asset owner employees who previously worked at Xcel Energy prior to NMC and elected to continue accruing benefits under the Xcel Energy asset owner qualified defined benefit pension Plan in lieu of the NMC Money Purchase Pension Plan are not eligible to participate in the merged NMC Retirement Contribution portion of the Plan. Former Xcel Energy asset owners are those parties in interest, detailed above.

Effective Jan. 1, 2008, the Plan was amended to no longer permit non-bargaining nuclear operations employees to contribute to the Plan. Effective Aug. 1, 2009, certain collective bargaining agreements excluded their respective bargaining nuclear operations employees from participation in the Plan.

Employee and Employer Contributions — The Plan allows participants to contribute a portion of their compensation as pre-tax and/or Roth 401(k) after-tax contributions, pre-tax and/or Roth 401(k) after-tax catch up contributions, and allows pre-tax rollovers from other qualified retirement plans. The plan also allows for a discretionary employer matching contribution (see Note 3). During the year ended Dec. 31, 2020, a limited number of employee elective deferrals and matching contributions were not remitted timely. See Schedule 2 (Attachment to Form 5500, Schedule H, Part IV, Line 4(a)).

Vesting — Participants in the Savings component of the Plan, employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested. In the Retirement component of the Plan, the employer Retirement contribution is 100% vested on or after attaining age 65, death, total and permanent disability, or after three years of vesting service.

Distributions — Benefits related to the Savings component of the Plan may be distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum cash payment, direct rollover or periodic installments. Vested benefits related to the Retirement component of the Plan may be distributed in the form of a single lump sum cash payment, direct rollover or periodic installments. Under the Plan provisions, distributions from the former NMC Money Purchase Retirement Plan account are required to be made in the form of an annuity unless the participant elects to receive this portion of their benefit in another form (with spousal consent, if applicable).

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, company matching contributions, discretionary retirement contributions, and Plan earnings as applicable. Participant accounts are also charged with withdrawals, an allocation of Plan losses as applicable, and per participant administrative expenses that are not paid by the Company. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Amounts — For the Plan year ended Dec. 31, 2020, Xcel Energy applied $18,449 of forfeitures in the Retirement component of the Plan and $23 of forfeitures in the Savings component of the plan to reduce employer contributions.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Self-Directed Brokerage Option annual account maintenance fee, participant loan set-up fee, and annual loan maintenance fee are paid by the participant.

Xcel Energy Inc. Common Stock Dividends — Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are automatically reinvested in Xcel Energy Inc. common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values of money market funds are based on quoted net asset value (NAV), calculated as $1 per share, and thus are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy Inc. common stock are based on quoted market prices.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within the self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts include investments in retirement target date trusts, which have been assigned as Level 2 investments, are valued at the underlying investments’ NAV at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2020 and there are no redemption restrictions.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as deemed distributions based on the Plan document terms.

Investments — The Plan’s net asset investment balance includes money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option. Investment income includes interest and dividends. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between fair value and cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

Recently Adopted Accounting Pronouncements

Fair Value Measurement — In August 2018, the Financial Accounting Standards Board (FASB) issued Fair Value Measurement Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, Topic 820 (ASU No. 2018-13), which amends certain disclosure requirements of ASC 820, effective for fiscal years beginning after Dec. 15, 2019 with early adoption permitted. The ASU removed the requirement to disclose amounts and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse and clarified requirement to disclose uncertainty in measurement as of the reporting date. Xcel Energy implemented the guidance on Jan. 1, 2020 and the adoption impacts were not material.

Master Trust Reporting — In February 2017, the FASB issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 967), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (Accounting Standards Update No. 2017-06). The amendments in this update state that for each master trust in which a plan holds an interest, a plan's interest in that master trust and any change in that interest are required to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits. It also removes the requirement to disclose the percentage interest in master trust for plans with divided interest, but requires plans to disclose the dollar amount of their interest by investment type. Xcel Energy implemented the guidance on Jan. 1, 2019 and the adoption impacts were not material.

3.    PLAN FUNDING

Employee Contributions — For the Savings component of the Plan, participants may elect to contribute up to 50% of their eligible earnings, on a pre-tax basis, Roth 401(k) after-tax basis, or combination of both not to exceed 50% of eligible earnings, up to $19,500 in 2020. Participants who are age 50 and older during the Plan year may make additional pre-tax (catch-up) contributions up to $6,500 in 2020. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent year. The Plan does not offer automatic enrollment to newly hired/re-hired full-time or part-time bargaining employees.

Employer Contributions — For the Savings component of the Plan, Xcel Energy provides for a matching contribution equal to 100% of the participant's first 3% of eligible compensation for the Plan year and 50% of the next 2% of eligible compensation contributed to the Plan, which were paid on a per pay period basis.

For the Retirement component of the Plan, Xcel Energy made an annual discretionary contribution equal to 5% of the participant’s eligible compensation measured, as of Dec. 31, 2020, which were paid in January 2021. To be eligible for a Retirement contribution for the Plan year, the participant must be an employee on December 31, or have terminated employment during the year due to retirement on or after age 55 with 10 years of vesting service, death, or disability.

4.    INTEREST IN MASTER TRUST

The Master Trust is an investment vehicle consisting of Xcel Energy Inc. common stock and a small amount of cash to ensure daily liquidity. The Master Trust pools the stock investment from all four Xcel Energy Inc. sponsored 401(k) plans to reduce administrative and investment expenses. The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust, plus actual contributions, transfers and allocated investment income or loss, less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.
The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.
A summary of the Plan's interest in the Master Trust as of Dec. 31, 2020 and 2019 are summarized below:

	Dec. 31, 2020	Dec. 31, 2019
Interest in Master Trust (in approximate shares)	88,696	155,733
Interest in Master Trust (in percentage)	1.3%	1.1%

A summary of the Plan's interest in income from the Master Trust for the year ended Dec. 31, 2020:

Dec. 31, 2020
Interest in Income from the Master Trust (in percentage)	0.9%

A summary of the net assets of the Master Trust and the Plan's interest in Master Trust as of Dec. 31, 2020 and 2019 are summarized below:

	Dec. 31, 2020
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$442,296,885	$5,913,381

Dividend receivable	2,852,672	38,139
Total net assets	$445,149,557	$5,951,520

	Dec. 31, 2019
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$461,335,591	$4,876,010

Dividend receivable	2,942,840	31,104
Total net assets	$464,278,431	$4,907,114

Master Trust and Plan's interest in Master Trust income for the year ended Dec. 31, 2020 are as follows:

	Dec. 31, 2020
	Master Trust Balances	Plan's Interest in Master Trust Balances
Total interest, dividend, and other income	$11,734,364	$145,552
Realized and unrealized gain in Xcel Energy Stock Fund	22,311,051	170,501
Total Master Trust net gain	$34,045,415	$316,053

5.    FEDERAL INCOME TAX STATUS

The IRS has determined and informed Xcel Energy by a letter dated May 24, 2017, that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchical framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock and debt securities within the self-directed brokerage accounts. The collective trusts are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$58,117,122	$—	$—	$58,117,122
Collective Trusts	—	108,070,907	—	108,070,907
Self-Directed Brokerage Accounts	4,267,760	2,600	—	4,270,360
Money Market Funds	15,325,303	—	—	15,325,303
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	5,951,520	—	—	5,951,520
Total	$83,661,705	$108,073,507	$—	$191,735,212

	Dec. 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$55,601,107	$—	$—	$55,601,107
Collective Trusts	—	102,129,445	—	102,129,445
Self-Directed Brokerage Accounts	3,634,303	77,318	—	3,711,621
Money Market Funds	12,014,296	—	—	12,014,296
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	4,907,114	—	—	4,907,114
Total	$76,156,820	$102,206,763	$—	$178,363,583

7.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in their Savings component of the Plan fund, any amount greater than $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates based on the prime rate plus 1% as of the first business day of the month in which each loan is approved and stays in effect until the loan is repaid. Principal and interest are paid ratably through payroll deductions and are credited to each participant's account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments established by the Plan Administrator. General purpose loans must be repaid within a five year period, and loans for the purchase of a principal residence have a maximum repayment period of 20 years. Participants may not borrow from their Retirement component of the Plan.

A summary of the Plans' notes receivables as of Dec. 31, 2020 and 2019 is below:

	Dec. 31, 2020	Dec. 31, 2019
Interest rates on outstanding loans	4.25% - 6.5%	4.25% - 6.5%
Maturity range	2021 - 2038	2020 - 2037

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy Inc. common stock. On the Statements of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $38,139 and $31,104 at Dec. 31, 2020 and 2019, respectively.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC, which is the Plan trustee. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. The Plan incurred fees for investment management and recordkeeping services of $76,408 for the year ended Dec. 31, 2020.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the net assets and net income per the Form 5500 as of Dec. 31, 2020 and 2019, as applicable:

	Dec. 31, 2020	Dec. 31, 2019
Net assets available for benefits per the financial statements	$193,748,741	$180,461,347
Deemed distributions of participant loans	(18,471)	(18,471)
Net assets per the Form 5500	$193,730,270	$180,442,876

For the year ended Dec. 31, 2020, there were no deemed distributions, which would have impacted net income per the Form 5500.

Nuclear Management Company, LLC NMC Savings and Retirement Plan                        Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2020

Nuclear Management Company, LLC NMC Savings and Retirement Plan, EIN: 41-0448030 Plan 012
Attachment to Form 5500, Schedule H, Part IV, Line 4(i)

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	**	$54,096,694
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	16,611,553
*	Vanguard Federal Money Market Fund	Registered Investment Company	**	15,325,303
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	**	11,867,270
	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	**	11,231,284
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	**	9,989,479
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	**	9,444,117
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	6,912,899
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	**	6,782,288
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	**	6,736,162
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	4,866,272
*	Self-Directed Brokerage Fund	Self-Directed Brokerage Fund	**	4,270,360
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	**	3,885,048
*	Vanguard Emerging Markets Stock Index Fund: Institutional Shares	Registered Investment Company	**	3,402,386
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	**	2,961,469
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	**	2,895,797
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	**	2,740,339
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	**	2,737,147
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	**	2,586,707
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	**	2,193,520
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	**	1,730,118
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	**	1,539,697
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	**	866,253
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	**	111,012
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust	**	520
*	Notes receivable from participants, net of deemed distributions of $18,471 — Interest rates from 4.25% - 6.5% with maturities ranging from 2021 - 2038		**	811,714
	Total Investments			$186,595,408

*	Party in Interest
**	Historical cost is not required for participant-directed funds.

Nuclear Management Company, LLC NMC Savings and Retirement Plan                         Schedule 2
Schedule of Delinquent Participant Contributions
For the Year Ended Dec. 31, 2020

Nuclear Management Company, LLC NMC Savings and Retirement Plan, EIN: 41-0448030 Plan 012
Attachment to Form 5500, Schedule H, Part IV, Line 4(a)

	Nonexempt Prohibited Transactions			Corrected Under VFCP and PTE** 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP*
Check here if late participant loan contributions are included: X

2020 delinquent participant contributions (a)	$—	$—	$304	$—

See accompanying report of the Independent Registered Public Accounting Firm
* Voluntary Fiduciary Correction Program (VFCP)
** Prohibited Transaction Exemption (PTE)
(a)Remitted on April 30, 2021.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 29, 2021.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee